Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Auxilium Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-127489) on Form S-3 and in the registration statement (No. 333-117595) on Form S-8 of Auxilium Pharmaceuticals, Inc. of our report dated April 15, 2005, with respect to the consolidated balance sheet of Auxilium Pharmaceuticals, Inc. and subsidiaries as of December 31, 2004 and the related consolidated statements of operations, redeemable convertible preferred stock, stockholders’ equity (deficit) and comprehensive loss, and cash flows for each of the years in the two-year period ended December 31, 2004, which report appears in the December 31, 2005, annual report on Form 10-K of Auxilium Pharmaceuticals, Inc..

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 27, 2006